SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Perusahaan Perseroan P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat to file its Financial Statements for First Half of 2004 with a Limited Review Report  by end of August 2004

Jakarta, 29 July 2004— PT Indosat Tbk (“Indosat” or “the Company”) notified Bapepam and the local stock exchanges and announced to public that, in accordance with Bapepam Rule No X.K.2 on the obligation to submit periodic financial reports and the local stock exchanges listing rules, it will submit its financial statements for the period ended June 30, 2004 with a limited review report, by end of August 2004.  The Company has appointed Prasetio, Sarwoko and Sandjaja, a member firm of Ernst & Young Global (“PSS”), as its independent auditor to conduct a full year audit for the year ended December 31, 2004. PSS is conducting the limited review for the first half of 2004 reports, as well.

This procedure is consistent with the Company’s practice since its IPO and conducted as part of the preparation for the full year audit.

“In the mean time, I am pleased to report that during the first of 2004, we have achieved our strategic intents by having a 7.3 million cellular subscriber base by end of June 2004, which is in line with our target of 2.5 until 3 million additional subs for the full year 2004. We have also launched StarOne, our fixed wireless access services in Surabaya and Jakarta areas. Further details will be discussed in our report for first half of 2004 by end of August”, add Widya Purnama.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & Internet (MIDI). On 30 June 2004, Indosat’s cellular subscribers were 7.3 million. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : July 29, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director